                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         SCIENTIFIC LEARNING CORPORATION
                         -------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   808760 10 2
                                   -----------
                                 (CUSIP Number)

                                December 31, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages

---------------------                                          -----------------
CUSIP No. 808760 10 2                  13G                     Page 2 of 8 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg, Pincus Ventures, L.P. (IRS# 13-3784037)

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            3,678,304

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 3,678,304

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,678,304

---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (See Instructions)                                         [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           32.1%

---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (See Instructions)

           PN

---------- ---------------------------------------------------------------------


                               Page 2 of 8 pages

---------------------                                          -----------------
CUSIP No. 808760 10 2                  13G                     Page 3 of 8 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           E.M. Warburg, Pincus & Co., LLC (IRS# 13-3536050)

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,678,304
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,678,304

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,678,304

---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (See Instructions)                                         [ ]


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           32.1%

---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (See Instructions)

           OO

---------- ---------------------------------------------------------------------


                               Page 3 of 8 pages

---------------------                                          -----------------
CUSIP No. 808760 10 2                  13G                     Page 4 of 8 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg, Pincus & Co.  (IRS # 13-6358475)

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,678,304
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,678,304

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,678,304

---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (See Instructions)                                         [ ]


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           32.1%

---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (See Instructions)

           PN

---------- ---------------------------------------------------------------------


                               Page 4 of 8 pages

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Item 1(a).          Name of Issuer:
                    ---------------

                    Scientific Learning Corporation (the "Company").

Item 1(b).          Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    1995 University Avenue, Suite 400
                    Berkeley, California 94704

Items 2(a) and      Name of Person Filing; Address of Principal Business Office:
                    ---------------------- -------------------------------------
Item 2(b).
                    This statement is filed by and on behalf of: (a)
                    Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"); (b) Warburg, Pincus & Co., a
                    New York general partnership ("WP"); and (c) E.M.
                    Warburg Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPV.
                    WP is the sole general partner of WPV. Lionel I.
                    Pincus is the managing partner of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New
                    York, New York 10017.

Item 2(c).          Citizenship:
                    ------------

                    WPV: Delaware
                    WP: New York
                    EMW LLC: New York

Item 2(d).          Title of Class of Securities:
                    -----------------------------

                    Common Stock, $0.001 par value per share (the
                    "Common Stock")

Item 2(e).          CUSIP Number:
                    -------------

                    808760 10 2

Item 3.             Not Applicable

Item 4.             Ownership by WPV:
                    -----------------

                    (a) Amount beneficially owned: 3,678,304 shares of Common Stock, as of December 31, 2000, including 3,561,638 shares of Common Stock held as shares of Common Stock and beneficial ownership solely for purposes of and pursuant to Rule 13d-3(d)(1)(i) of 116,666 shares of Common Stock by means of the right to acquire, within


                               Page 5 of 8 Pages

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                    sixty days, 116,666 shares of Common Stock
                    through the exercise of warrants held by WPV as of December 31, 2000.

                    (b) Percent of class: Based on 11,336,278 shares of Common Stock outstanding at October 27, 2000, as reported in the Company's Form 10-Q for the quarter ended September 30, 2000, and, for purposes only of calculating the percent of the outstanding Common Stock held, including all of the 116,666 shares of Common Stock immediately purchasable through the exercise of warrants held by WPV in the number of shares of Common Stock deemed to be outstanding, WPV held approximately 32.1% of the outstanding shares of Common Stock.

                    (c) Number of shares as to which the person has:
                        (i)   Sole power to vote or to direct the
                              vote: 3,678,304
                        (ii)  Shared power to vote or to direct the vote: 0
                        (iii) Sole power to dispose or to direct the
                              disposition of: 3,678,304
                        (iv) Shared power to dispose or to direct the disposition of: 0

                    Ownership by WP and EMW LLC:
                    ----------------------------

                    (a) Amount beneficially owned: 3,678,304 shares of Common Stock, as of December 31, 2000, including 3,561,638 shares of Common Stock held as shares of Common Stock and beneficial ownership solely for purposes of and pursuant to Rule 13d-3(d)(1)(i) of 116,666 shares of Common Stock by means of the right to acquire, within sixty days, 116,666 shares of Common Stock through the exercise of warrants held by WPV as of December 31, 2000.

                    (b) Percent of class: Based on 11,336,278 shares of Common Stock outstanding at October 27, 2000, as reported in the Company's Form 10-Q for the quarter ended September 30, 2000, and, for purposes only of calculating the percent of the outstanding Common Stock held, including all of the 116,666 shares of Common Stock immediately purchasable through the exercise of warrants held by WPV in the number of shares of Common Stock deemed to be outstanding, WP and EMW LLC held approximately 32.1% of the outstanding shares of Common Stock.

                    (c) Number of shares as to which the person has:
                        (i)   Sole power to vote or to direct the vote: 0
                        (ii)  Shared power to vote or to direct the
                              vote: 3,678,304
                        (iii) Sole power to dispose or to direct the
                              disposition of: 0
                        (iv) Shared power to dispose or to direct the disposition of: 3,678,304


                              Page 6 of 8 Pages

Item 5.             Ownership of Five Percent or Less of a Class:
                    ---------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

                    Not Applicable

Item 6.             Ownership of More than Five Percent on Behalf of
                    ------------------------------------------------
                    Another Person:
                    ---------------

                    Not Applicable

Item 7.             Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------

                    Not Applicable

Item 8.             Identification and Classification of Members of the Group:
                    ----------------------------------------------------------

                    Not Applicable

Item 9.             Notice of Dissolution of Group:
                    -------------------------------

                    Not Applicable

Item 10.            Certification:
                    --------------

                    Not Applicable


                              Page 7 of 8 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2001

WARBURG, PINCUS VENTURES, L.P.


By: /s/ Scott Arenare
    ------------------------------
    Scott Arenare,
    Vice President and General Counsel


Dated: February 13, 2001

E.M. WARBURG, PINCUS & CO. LLC


By: /s/ Scott Arenare
    ------------------------------
    Scott Arenare,
    Vice President and General Counsel


Dated: February 13, 2001

WARBURG, PINCUS & CO.


By:  /s/ Scott Arenare
    ------------------------------
    Scott Arenare,
    Vice President and General Counsel


                               Page 8 of 8 Pages